UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM

          Filed pursuant to Section 13 or 15(d) of the
       Securities and Exchange Act of 1934 and Rule 13a-17
                      or 15d-17 thereunder

                         NORTH BANCSHARES, INC.

         (Exact name of issuer as specified in charter)

           100 West North Avenue, Chicago, Illinois 60610

            (Address of principal executive offices)

Issuer's telephone number, including area code:  312-664-4320


            I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number ofshares outstanding:

     1. Title of security:    COMMON STOCK

     2. Number of shares outstanding before the change:  1,057,950

     3. Number of shares outstanding after the change:     982,670

     4. Effective date of change:   AUGUST 7, 1997

     5. Method of change:    ACQUISITION OF STOCK FOR TREASURY

     Give brief description of transaction:    PURCHASE OF TREASURY
        STOCK IN THE OPEN MARKET

                  II. CHANGE IN NAME OF ISSUER

     1. Name prior to change
     2. Name after change
     3. Effective date of charter amendment changing name
     4. Date of shareholder approval of change, if required


Date   August 8, 1997              /S/ Joseph A. Graber
                                   ---------------------------
                                   Joseph A. Graber, President